/C O R R E C T I O N from Source -- Vizsla
Resources Corp./

In the news release, Vizsla Expands Strike of Tajitos Vein Zone, Intersects 1,607 G/t Silver Equiv. Over 7.55 Metres To Panuco, Mexico, issued 12-Jan-2021 by Vizsla Resources Corp. over Cision, we are advised by the company that there was a correction to the order of the gold and silver results columns made to holes CS-20-05 and CS-20-06 in Table 1. The complete, corrected release follows:

Vizsla Expands Strike of Tajitos Vein Zone, Intersects 1,607 G/t Silver Equiv. Over 7.55 Metres To Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Jan. 12, 2021 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB:

VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from two new holes at the Tajitos vein zone at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. Vizsla completed fourteen holes at Tajitos in 2020 and has received results from six holes, the Company has resumed drilling at Tajitos in 2021.

Drilling Highlights

CS-20-06

       910 g/t silver equivalent (536 grams per tonne ("g/t") silver and 4.35 g/t gold) over 13.5 metres ("m") from 96.0 m including;
          1,607 g/t silver equivalent (946.8 g/t silver and 7.68 g/t gold) over 7.55m from 96.0m including
          3,157g g/t g/t silver equivalent (1,870.0 g/t silver and 15.00 g/t gold) over 1.5m from 99.0m

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at approximately 60% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Vizsla President and CEO, Michael Konnert, commented: "The first results for 2021 are very encouraging. Tajitos continues to deliver high silver and gold grades and wide widths in areas of historic mining. The Company is expanding the known zones and stepping along strike for new bodies of mineralization in a systematic step-out drilling program that continues into 2021. The Company has commenced drilling for the year with five rigs in operation that continue to expand earlier discoveries and demonstrate the overall potential of the Panuco district."

Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor. Results are reported from holes in red. Inset shows detail of Tajitos drill collar locations (CNW Group/Vizsla Resources Corp.)

Figure 1: Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor. Results are reported from holes in red. Inset shows detail of Tajitos drill collar locations.

Tajitos Drilling detail

The Tajitos vein zone is located along the Cinco Senores Vein Corridor (Figure 1) where drilling in 2020 by Vizsla has returned high-grade mineralization. The Company is exploring to define the extent of the current zone of mineralization and is also seeking additional bodies of mineralization at vein intersections and dilation zones along the vein trend. The Company has commenced a systematic step to the southwest while results are outstanding from the currently completed holes and then will return to drill test the initial discovery area. The initial holes at Tajitos were completed by a track mounted rig utilizing road access however later holes have provided greater flexibility in drill-pad locations with the addition of another man portable rig to the program in late 2020.

Hole CS-20-06 has expanded the mineralized zone by 50 metres to the southwest as the intersection is at the same elevation as the previously reported high grade CS-20-01 hole. It also intersected mine workings. The mine workings that were crossed by CS-20-06 are all within the reported ore zone. The intervals of the voids were given 0 values for silver and gold in the results.

Drillhole	From	To	Width	Silver	Gold	Silver Equivalent	Comment
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-20-01*	75.90	80.40	4.50	1200.6	7.29	1,808.0	Mining void on either side
Incl.	78.65	79.80	1.15	2,209.6	16.13	3,581.3
CS-20-02*	110.00	111.15	1.15	812.5	4.59	1,191.6	Mining void on hangingwall side
CS-20-03*	116.70	120.00	3.30	116.1	0.63	167.9
Incl.	116.7	117.9	1.20	191.0	1.30	300.8
CS-20-04			No significant result				Intersected mining void
CS-20-05	101.9	110.9	9.0	23.6	0.18	38.8
Incl.	104.9	109.9	5.0	34.5	0.24	54.6
Incl.	106.35	107.8	1.45	90.7	0.58	139.6
CS-20-06	96.0	109.5	13.5	536.0	4.35	909.7	Includes mining voids
Incl.	96.0	103.55	7.55	946.8	7.68	1,606.5
Incl.	99.0	100.5	1.50	1,870.0	15.00	3,156.6
CS-20-07			Assays Pending
CS-20-08			Assays Pending
CS-20-09			Assays Pending
CS-20-10			Assays Pending
CS-20-11			Assays Pending
CS-20-12			Assays Pending
CS-20-13			Assays Pending
CS-20-14			Assays Pending

Complete table of Tajitos drill hole intersections

Table 1: Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor. * Denotes previously released results.

Note: Mining voids in CS-20-06 were assigned zero grade. All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 40-60% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Hole CS-20-05, also being reported, is located approximately 60m to the north east of Hole CS-20-

01. The vein in this hole returned lower assay results at grades of 55g/t silver equivalent, however within that interval is a 1.45m sample at 140 g/t silver equivalent. Assay results for holes CS-20-07 to CS-20-14 are pending.

The Tajitos vein zone is composed of a quartz breccia vein with an early white locally banded quartz supporting diorite lithic clasts, followed by a later white to greyish quartz supporting brecciated clasts of earlier white quartz veins. This zone was then cut by a later white to clear quartz vein with local dark bands or patches of fine-grained sulphides that is cutting a zone of quartz psuedomorphs after bladed calcite and pink rhodochrosite. The better grades are in the earlier breccias associated with dark bands or dark patches of very fine-grained disseminated sulphides. This vein zone is hosted in a sequence of variably magnetic diorite and andesite.

Cross-section through drill holes CS-20-06 at Tajitos Vein (CNW Group/Vizsla Resources Corp.)

Figure 3: Cross-section through drill holes CS-20-06 at Tajitos Vein.

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-20-01	404,284	2,586,957	562	-67	300	90.3
	CS-20-02	404,284	2,586,957	562	-77	300	151.5
	CS-20-03	404,284	2,586,957	562	-84	300	181.5
	CS-20-04	404,388	2,587,041	518	-71	256	199.6
	CS-20-05	404,286	2,586,958	562	-50	15	150.0
	CS-20-06	404,284	2,586,956	562	-51	238	139.5
	CS-20-07	404,367	2,586,946	577	-69	285	235.5
	CS-20-08	404,368	2,586,946	577	-78	285	345.0
	CS-20-09	404,458	2,586,924	526	-65	282	301.5
	CS-20-10	404,390	2,586,860	581	-45	292	240.0
	CS-20-11	404,390	2,586,860	581	-59	292	282.0
	CS-20-12	404,390	2,586,860	581	-30	277.5	230.6
	CS-20-13	404,261	2,586,788	550	-40	306	150.0
	CS-20-14	404,261	2,586,788	550	-59	306	230.1

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Stock Options Granted

The Company has granted 60,000 stock options to a consultant of Vizsla, under the Company's stock option plan. The Stock Options were granted at an exercise price of $1.71 and will vest over one year. They are exercisable for a period of five years from the date of the grant and are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 04:00e 12-JAN-21